Mail Stop 3561

December 11, 2007

Mr. Yijun Wang
Chairman, CEO, and President
Jpak Group, Inc.
15 Xinghua Road
Qindao, Shandong Province
Postal Code 266401
People's Republic of China

> **Re: Jpak Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2007**
> **File No. 333-147264**

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible preferred stock that you have registered for resale (using the number of underlying securities that you have

registered for resale and the market price per share for those securities on the date of the sale of the convertible preferred stock).

2.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible preferred stock.

3.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   •   the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible preferred stock, presented in a table with the following information disclosed separately (in this comment, the reference to "securities underlying the convertible preferred stock" means the securities underlying the preferred stock that may be received by the persons identified as selling shareholders):

      •   the market price per share of the securities underlying the convertible preferred stock on the date of the sale of the convertible preferred stock;

      •   the conversion price per share of the underlying securities on the date of the sale of the convertible preferred stock, calculated as follows:

         -      if the conversion price per share is set at a fixed price, use the price per share established in the convertible preferred stock; and

         -      if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the

> market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible preferred stock and determine the conversion price per share as of that date;
>
> - the total possible shares underlying the convertible preferred stock (assuming no dividend payments and complete conversion of the convertible preferred stock);
>
> - the combined market price of the total number of shares underlying the convertible preferred stock, calculated by using the market price per share on the date of the sale of the convertible preferred stock and the total possible shares underlying the convertible preferred stock;
>
> - the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible preferred stock calculated by using the conversion price on the date of the sale of the convertible preferred stock and the total possible number of shares the selling shareholders may receive; and
>
> - the total possible discount to the market price as of the date of the sale of the convertible preferred stock, calculated by subtracting the total conversion price on the date of the sale of the convertible preferred stock from the combined market price of the total number of shares underlying the convertible preferred stock on that date.

If there are provisions in the convertible preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible preferred stock transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments three and four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments, as disclosed in response to comment two, and the total possible discount to the market price of the shares underlying the convertible preferred stock, as disclosed in response to comment three, divided by the net proceeds to the issuer from the sale of the convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the convertible preferred stock, if any.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8.   Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all the dividend payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible preferred stock transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible preferred stock; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

12.   Please revise your disclosure throughout the registration statement to provide a comprehensive discussion of the history of RX Staffing since inception and the history of JPAK Group Co. Ltd.

13.   Please revise to include pro forma financial statements related to the recapitalization transactions as required by Article 11 of Regulation S-X.

Management Discussion and Analysis or Plan of Operation

Results of Operations, page 14

14.   In an effort to enhance your disclosure surrounding the year-to-year (and interim) comparisons of revenue and cost of sales, consider providing other information that would supplement an investor's understanding of your business. For example, your discussion of the increases in sales of products and services to new customers should be further supplemented with a discussion of key performance indicators that management utilizes to assess operations, such as actual volume increases or metric tons processed (or growth in product capacity/utilization) and revenue growth from new business. Please revise as necessary.

15.   Ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

Off – Balance Sheet Arrangement, page 16

16.   Please revise to provide a tabular disclosure of your contractual obligations required by Item 303 of Regulation S-K.

Critical Accounting Policies and Estimates, page 17

17.   Please revise your discussion of your critical accounting policies and estimates

(e.g. revenue recognition for products and services and the related sales returns and allowances, stock compensation to employees and non-employees, allowances for doubtful accounts, and inventory allowances, etc.). Disclosures included in the Critical Accounting Estimates section of the MD&A should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to Securities and Exchange Commission Release No. 33-8098 for further guidance.

Certain Relationships and Related Transactions

Organization of Qingdao Renmin, page 33

18.   We note your disclosures regarding the acquisition of an 88.23% interest in Qingdao by Grand International in August 2006 for RMB 40,999,000. Tell us how you are accounting for the acquisition of Qingdao within the financial statements (e.g., combination of entities under common control, purchase accounting, or recapitalization, etc.) and cite the specific authoritative literature that supports your accounting treatment. Refer to paragraphs 17-19 of SFAS 141 for additional guidance. We may have further comments upon review of your responses.

JPAK Group Inc. Audited Financial Statements for the Year Ended June 30, 2007

General

19.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

20.   We note that you recorded a foreign currency translation adjustment within "Other Comprehensive Income" during the 2007 and 2006 fiscal year, but not for the 2005 fiscal year. Please clarify and revise.

Consolidated Statements of Cash Flows, F-5

21.   We note you have recorded a change in capital contribution of $5,406,695 during the 2007 fiscal year. This does not appear to be consistent with the capital contribution disclosure provided in the Consolidated Statement of Stockholders' Equity on F-6. Please provide a detailed discussion of the capital contribution and

site the specific authoritative literature utilized to support your accounting treatment.

Notes to Consolidated Financial Statements

Note 2-Summary of Significant Accounting Policies, F-7

22.   Please revise to disclose your accounting policies for the following:

- basis of presentation

- shipping and handling costs; and

- research and development costs.

Revenue Recognition, F-8

23.   It appears from the disclosure under Results of Operations on page 14 and 15 and under Products and Services on page 19 that you earn revenue from the sale of products and services. Please disclose service revenues separately from product sales and segregate the related cost of sales. In this connection, please revise your revenue recognition policy to discuss each of your significant revenue streams.

Note 7 – Convertible Notes, F-11

24.   It appears from your disclosure on page 33 that as part of the NPA that you granted 990,000 warrants to the placement agent. Please expand your disclosure here to describe all of the material terms of the warrants, including who has the rights to convert (i.e. the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.), and any redemption features. Please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued. In addition, please tell us how you evaluated paragraphs 12-32 of EITF 00-19 to determine whether the warrants should be classified as liabilities or equity.

Note 13-Concentrations of Credit Risk, F-13

25.   Please revise your disclosure to clarify if one customer accounted for more that 10% of your revenue. Please refer to the guidance in paragraph (39) of SFAS No. 131.

Form 8-K Filed August 15, 2007

<u>Unaudited Pro Forma Condensed Financial Statements</u>

<u>General</u>

26.   It appears from your disclosure that you are utilizing the historical financial
        statements for the nine months ended March 31, 2007 and the year ended June 30,
        2006 of JPAK Group Co. Ltd., the acquired entity, which is different than that of
        RX Staffing who has a December 31 year end. Please revise your disclosure to
        clarify what historical period is being presented in the RX Staffing financial
        statements.

<u>Notes to Pro Forma Condensed Combined Financial Statements</u>

<u>Note 2 – Adjustments, F-23</u>

27.   We have reviewed the adjustments related to the recapitalization of RX Staffing.
        Please note that in a recapitalization the capital stock account, on an immediate
        post-merger basis, should consist of the balance of common stock of RX Staffing
        prior to the merger with JPAK Group Co. Ltd. plus the amount representing the
        par value of the shares issued to effect the merger. The weighted average and
        total number of shares outstanding should be retroactively restated to give effect
        to the merger. All eliminating adjustments should be made through additional
        paid-in capital. Please revise.

28.   It appears from review of section 1.2 of the Securities Exchange Agreement filed
        as exhibit 2.1 that JPAK Group Co. Ltd issued $400,000 to RX Staffing for the
        receipt of 30,000,000 shares of RX Staffing common stock which will be
        cancelled after the closing of the transaction. Please include the impact of this
        transaction in the pro form financial statements. Please refer to the guidance in
        Article 11-02(a)(8) of Regulation S-X.

29.   It appears from review of section 1.6 of the Securities Exchange Agreement filed
        as exhibit 2.1 that the $5,500,000 of outstanding notes per the Note Purchase
        Agreement dated May 17, 2007 will automatically convert to 5,608,564 shares of
        Series A Convertible Preferred Stock with warrants. Please include the impact of
        this transaction in the pro form financial statements. Please refer to the guidance
        in Article 11-02(a)(8) of Regulation S-X.

30.   We note that the issuance of the Series A Convertible Preferred Stock included
        warrants. Tell us in detail how you intend to account for the warrants in your
        financial statements. Explain your basis for the proposed treatment and cite the
        specific authoritative literature you used to support your accounting treatment.
        The fair value of the warrants would appear to be material to your financial

statements, please disclose the estimated fair value and the significant assumptions used in your estimate. In addition, please tell us how you evaluated paragraphs 12-32 of EITF 00-19 to determine whether the warrants should be classified as liabilities or equity.

31.   It appears from your disclosure on page 13 of the registration statement and per section 7(e) of the Registration Rights Agreement filed as Exhibit 10.3 in the Form 8-K on August 15, 2007 that you are required to file a registration statement related to the common stock issuable to the investors under the Series A and Series B Preferred Stock and Warrants and have it declared effective by January 6, 2008 (February 5, 2008 if reviewed by the SEC) or you are required to pay liquidated damages to the holders in cash. Tell us in detail how you intend to account this provision in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment.   Please refer to the guidance of FSP EITF 00-19-2.

32.   It appears from your disclosure on page 14 of the registration statement and the Securities Escrow Agreement filed as Exhibit 10.4 in the Form 8-K on August 15, 2007 that the Principal Stockholders agreed to place an aggregate of 7.2 million shares of common stock in Escrow for the benefit of the Investors in the event that you fail to meet certain net income targets. Tell us in detail how you intend to account for this provision in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Steven M. Skolnick, Esq.
        Fax: (973) 597-2400